SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Paradyne Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69911G107

(CUSIP Number)

with a copy to:

Zhone Technologies, Inc. 7001 Oakport Street Oakland, CA 94621 (510) 777-7000 Attn: Kirk Misaka	Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400 Attn: Craig M. Garner, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69911G107	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zhone Technologies, Inc.; I.R.S. ID # 22-3509099
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 5,004,893 shares of common stock (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,004,893 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Zhone Technologies, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Zhone Technologies, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The calculation of the foregoing percentage is based on (a) 46,876,088 shares of Paradyne Networks, Inc. common stock outstanding as of July 5, 2005, as set forth in the Merger Agreement (as described in Item 4 below), plus (b) 4,356,918 shares issuable upon exercise or conversion of securities exercisable for or convertible into Paradyne Networks, Inc. common stock that are subject to the Voting Agreement.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Paradyne Networks, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 8545 126th Avenue North, Largo, Florida 33773. The telephone number of the Company is (727) 530-2000.

Item 2. Identity and Background.

The Reporting Person filing this statement is Zhone Technologies, Inc., a Delaware corporation (“Zhone”), whose principal offices are located at 7001 Oakport Street, Oakland, California 94621. The telephone number of Zhone is (510) 777-7000. Zhone creates network products supporting voice, data, video and entertainment services.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Zhone are set forth in Schedule A hereto and incorporated herein by this reference.

Neither Zhone, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4, the Company Common Stock to which this statement relates has not been purchased by Zhone. As an inducement for Zhone to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of the Company identified in Item 4 entered into a voting agreement dated as of July 7, 2005 (the “Voting Agreement”), with respect to an aggregate of 5,004,893 shares of Company Common Stock (the “Shares”), including shares issuable upon the exercise of options held by such Company Stockholders (as defined below).

Zhone has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Zhone on July 8, 2005.

Item 4. Purpose of Transaction.

On July 7, 2005, Zhone entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Parrot Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zhone (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of Zhone, Merger Sub and the Company. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Zhone (the “Merger”). At the effective time of the Merger, each outstanding share of Company Common Stock will be converted into the right to receive 1.0972 shares of Zhone’s common stock, par value $0.001 per share (the “Zhone Common Stock”), and each option, warrant and other security exercisable or convertible into shares of Company Common Stock will be assumed by Zhone and become exercisable or convertible into shares of Zhone Common Stock, with appropriate adjustments to reflect the Merger. The Merger, which is structured to qualify as a tax-free reorganization, is subject to the adoption of the Merger Agreement by the stockholders of the Company and the approval of the issuance of shares of Zhone Common Stock in the Merger by the stockholders of Zhone and other customary closing conditions. Unless the context otherwise requires, capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Zhone entered into a Voting Agreement with the following persons (collectively, the “Company Stockholders”) who beneficially own an aggregate of 5,004,893 shares, or approximately 9.77% of the Company Common Stock outstanding as of the date of the Merger Agreement: Sean E. Belanger, Patrick M. Murphy, Thomas E. Epley, Scott C. Chandler, Keith B. Geeslin, William R. Stensrud and David Walker.

Pursuant to the Voting Agreement, each Company Stockholder has agreed to vote all of the shares of Company Common Stock beneficially owned by such Company Stockholder (1) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement and (2) against (a) any Alternative Transaction or (b) any Frustrating Transaction. The Voting Agreement terminates upon the earlier of (1) the effective time of the Merger and (2) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof.

The Voting Agreement also provides, among other things, that each Company Stockholder will not: (1) except as otherwise set forth therein, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Company Common Stock held by such Company Stockholder (including any options or warrants to purchase Company Common Stock), (2) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to any of the Company Common Stock held by such Company Stockholder and (3) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Voting Agreement or the transactions contemplated thereby, or take any action that would make his representations or warranties in the Voting Agreement untrue or incorrect in any material respect. In addition, the Voting Agreement provides that each Company Stockholder will not, and will use his reasonable best efforts to cause any investment banker, financial adviser, attorney, accountant or other representative or agent not to, until the Merger is consummated or the Voting Agreement is terminated, except to the extent specifically permitted by the Merger Agreement, (a) solicit, initiate, knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal, or the making, submission or announcement of any such Acquisition Proposal or (b) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal or (c) engage in any discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of the Voting Agreement. Each Company Stockholder shall immediately terminate, and shall use his reasonable best efforts to cause his affiliates to terminate, any existing discussions or negotiations with any persons (other than Zhone) that could be reasonably expected to lead to an Acquisition Proposal.

Each Company Stockholder shall as promptly as practicable (and in any event within 48 hours) advise Zhone of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry or proposal, and within 48 hours of the receipt thereof, promptly provide to Zhone copies of any written materials received in connection with any of the foregoing, and the identity of the person making any such Acquisition Proposal or such request, inquiry or proposal and shall keep Zhone reasonably informed of the status and material details (including material amendments) with respect to the information previously provided in connection with the Acquisition Proposal.

In connection with the Voting Agreement, each Company Stockholder also delivered to Zhone an irrevocable proxy with respect to the securities held by such Company Stockholder, allowing Zhone’s designee to vote in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of all of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

References to, and descriptions of the Merger Agreement and Voting Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The number of shares of Company Common Stock subject to the Voting Agreement is 5,004,893 (representing approximately 9.77% of the voting power of (1) 46,876,088 shares of Company Common Stock outstanding as of July 5, 2005, as set forth in the Merger Agreement, plus (2) 4,356,918 shares issuable upon exercise or conversion of securities exercisable for or convertible into Company Common Stock that are subject to the Voting Agreement).

By virtue of the Voting Agreement, Zhone may be deemed to share with the Company Stockholders the power to vote the Shares, but only as to the matters specified in the Voting Agreement. Except as stated in the preceding sentence, Zhone does not have the power to vote or to direct the vote of the Company Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of the Company Common Stock other than to the extent the Voting Agreement restricts the ability of the Company Stockholders to dispose of their shares.

To the knowledge of Zhone, no shares of Company Common Stock are beneficially owned by any of the persons named in Schedule A.

(c)	Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Zhone, nor to Zhone’s knowledge, any of the persons listed on Schedule A, has effected any transaction relating to the Company Common Stock during the past 60 days.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To Zhone’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and Paradyne Networks, Inc., dated as of July 7, 2005.*

2.	Voting Agreement by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and certain individual stockholders of Paradyne Networks, Inc., dated as of July 7, 2005.*

*	Incorporated by reference to exhibits filed with Zhone Technologies, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2005.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2005	ZHONE TECHNOLOGIES, INC.

	By:	/s/ Kirk Misaka
Kirk Misaka Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and Paradyne Networks, Inc., dated as of July 7, 2005.*

2.	Voting Agreement by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and certain individual stockholders of Paradyne Networks, Inc., dated as of July 7, 2005.*

*	Incorporated by reference to exhibits filed with Zhone Technologies, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2004.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ZHONE TECHNOLOGIES, INC.

The executive officers and directors of Zhone Technologies, Inc. are set forth below. Unless otherwise indicated, each individual’s business address is c/o Zhone Technologies, Inc., 7001 Oakport Street, Oakland, California 94621, and the telephone number is (510) 777-7000. Each person is a citizen of the United States.

Name and Business Address	Present Principal Occupation
Morteza Ejabat	President, Chief Executive Officer and Chairman of the Board of Directors of Zhone Technologies, Inc.

Jeanette Symons	Chief Technology Officer and Vice President, Engineering of Zhone Technologies, Inc.

Kirk Misaka	Chief Financial Officer, Corporate Treasurer and Secretary of Zhone Technologies, Inc.

Adam Clammer c/o KKR 2800 Sand Hill Road Menlo Park, California 94025	Director of Kohlberg Kravis Roberts & Co.

Michael M. Connors 24 Wolfe Street Alexandria, Virginia 22314	Director of The Connors Foundation

James G. Coulter 345 California Street, Suite 3300 San Francisco, California 94104	Partner of Texas Pacific Group

Robert K. Dahl	Partner of Riviera Ventures LLP

James H. Greene Jr. c/o KKR 2800 Sand Hill Road, Suite 200 Menlo Park, California 94025	Member of KKR & Co., L.L.C., the general partner of Kohlberg Kravis Roberts & Co.

C. Richard Kramlich 1119 St. Paul Street Baltimore, Maryland 21202	General Partner of New Enterprise Associates

James Timmins 40 Barney Court Menlo Park, California 94025	Venture Capitalist